ICAP

07021872

9 March 2007

SEC MAIL PROCESSING
RECEIVED
MAR 14 2007
WASH, D.C. 210 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

3/19

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

www.icap.com

ICAP

9 March 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING
RECEIVED
MAR 14 2007
WASH, D.C. 210 SECTION

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley

Jenny McAuley
Company Secretarial

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

www.icap.com

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	16:30 01-Feb-07
Number	5596Q

ICAP plc ("the Company")

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the Company advises the market that as at 1 February 2007 its capital consists of 648,801,298 ordinary shares with voting rights.

The increase results from the issue of shares to meet the exercise of options under the Company's employee share option schemes.

The Company holds 2,000,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 646,801,298.

The above figure of 646,801,298 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

1 February 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Re Joint Venture
Released	08:20 27-Feb-07
Number	9187R

27th February 2007

ICAP and JLT Joint Venture in Insurance

ICAP plc ("ICAP") (IAP.L), the world's largest interdealer broker, and Jardine Lloyd Thompson Group plc ("JLT"), the leading insurance and reinsurance broking group, have agreed to establish a joint venture company owned equally by the two groups, to operate in areas where the market for insurance, financial derivatives and securities are converging. This joint venture will offer a broking service in these nascent markets as well as seeking to originate and structure insurance related transactions.

Dominic Burke, CEO of JLT, commented "During the past two years there has been a substantial increase in the use and variety of structures by which investors looking for different investment characteristics have committed capital directly to the insurance market. We believe, however, that this development is still in its infancy and that the types of risk that will be covered by capital from new sources, the mechanisms by which risk will be covered or managed and the structures and instruments by means of which the capital is subscribed – all these are subject to a process of development that can only accelerate. We are delighted to be working with ICAP at the centre of developments in this area. Our clients, both corporates and insurers with risks that they wish to transfer, will benefit substantially from the additional capacity this new venture will create".

Michael Spencer, CEO of ICAP, said "I anticipate that derivatives and securities based on insurance risks will be one of the principal new growth markets of tomorrow. We have seen over the past decade the emergence of substantial markets for derivatives on credit, energy, and transport amongst others. We believe insurance is next as there is a clear opportunity for improved efficiency in risk transfer, liquidity, transparency and market access. We are delighted to have established this joint venture to pool ICAP's knowledge of securities and derivatives with JLT's insurance expertise. This will enable us to originate completely new ideas and products for our clients and this market will, I believe, rapidly evolve to create a whole new class of instruments.

\- ENDS -

Contacts:
Paul Dransfield
020 7528 4933
Jardine Lloyd Thompson Group plc

Mike Sheard
020 7050 7103
ICAP plc

Neil Bennett
020 7379 5151
Maitland for ICAP plc

Notes to Editors:

-

ICAP plc

ICAP is the world's largest interdealer broker with a daily average transaction volume in excess of $1.5 trillion, more than 60% of which is electronic. The Group is active in the wholesale markets in interest rates, credit, energy, foreign exchange, equity derivatives and emerging markets. In June 2006 ICAP acquired EBS, the world's leading provider of FX trading and market data solutions. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

Jardine Lloyd Thompson Group

Jardine Lloyd Thompson Group plc is a leading risk management adviser and insurance and reinsurance broker, as well as a major provider of employee benefit administration services and related consultancy advice. JLT is the largest European-headquartered company providing these services and is one of the largest firms of its type in the world.

JLT operates out of more than 100 offices in over 30 countries and employs 5000 personnel

For further detail refer: www.jltgroup.com

-

END

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	16:00 01-Mar-07
Number	1489S

ICAP plc ("the Company")

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the Company advises the market that as at 1 March 2007 its capital now consists of 648,835,170 ordinary shares with voting rights.

The increase results from the issue of shares to meet the exercise of options under the Company's employee share option schemes.

The Company holds 2,000,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 646,835,170.

The above figure of 646,835,170 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

1 March 2007

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	15:00 07-Mar-07
Number	5097S

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 March 2007

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

1998 UNAPPROVED SHARE OPTION PLAN

3. Period of return:

From 1 SEPTEMBER 2006 To 28 FEBRUARY 2007

4. Balance under scheme from previous return:

1,350,860 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

NONE

7 Balance under scheme not yet issued/allotted at end of period

1,350,860

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 5,000,000 WERE DESIGNATED TO THIS SCHEME.
7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME.

2,500,000 ORDINARY SHARES OF 10P EACH ON 11 AUGUST 2004 OF WHICH ALL WERE DESIGNATED TO THIS SCHEME. 4,000,000 ORDINARY SHARES OF 10P EACH ON 10 MARCH 2006 OF WHICH 1,000,000 SHARES WERE DESIGNATED TO THIS SCHEME

9. Total number of *securities* in issue at the end of the period

648,835,170

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	15:00 07-Mar-07
Number	5098S

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 March 2007

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. Period of return:

From 1 SEPTEMBER 2006 To 28 FEBRUARY 2007

4. Balance under scheme from previous return:

1,211,424 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

820,550

7 Balance under scheme not yet issued/allotted at end of period

390,874

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME. 4,000,000 ORDINARY SHARES OF 10P EACH ON 10 MARCH 2006 OF WHICH 1,000,000 WERE DESIGNATED TO THIS SCHEME.

9. Total number of *securities* in issue at the end of the period

648,835,170

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Circ re. Notice of EGM
Released	17:13 07-Mar-07
Number	5486S

ICAP plc (the "Company")

Shareholder Circular

The following documents have today been submitted by the Company to the UK Listing Authority:

- Shareholder Circular including the notice of an Extraordinary General Meeting to be held on 23 March 2007
- Form of Proxy

These documents will be available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. A copy is also available at www.icap.com.

Further enquiries: Mike Sheard, Director of Corporate Communications 020 7000 7103

ICAP plc
7 March 2007

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END